ADRENALINA
20855 NE 16 Ave., Suite #C-16
Miami, Florida 33179

November 10, 2008

VIA FACSIMILE (703-813-6963) AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Susann Reilly
Mail Stop 3561

	Re:	Adrenalina (the “Company”)
Registration Statement on Form S-1
File No.: 333-148836

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Adrenalina (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 3.00 p.m., Eastern Time, on Wednesday, November 12, 2008, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Adrenalina

By:	/s/ Michael Labinski
Name: Michael Labinski Title: Chief Financial Officer